

Mail Stop 7010

April 3, 2008

via U.S. mail and facsimile

Larry W. Seay
Executive Vice President and Chief Financial Officer
Meritage Homes Corporation
17851 North 85th Street, Suite 300
Scottsdale, Arizona 85255

> **RE:** **Meritage Homes Corporation**
> **Form 10-K for the Fiscal Year Ended December 31, 2007**
> **Filed February 25, 2008**
> **File No. 1-9977**

Dear Mr. Seay:

 We have reviewed your filing and have the following comments. We have limited our review to only your financial statements and related disclosures and do not intend to expand our review to other portions of your documents. Where indicated, we think you should revise your documents in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

 Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations, page 22

Overview and Outlook, page 22

1. We note your disclosures regarding the industry conditions during fiscal years 2006 and 2007, including the impact those conditions had on your historical operating results. We further note your statement, "Despite current market conditions, we

believe we are positioned to weather the current homebuilding industry downturn, and to take advantage of opportunities as the market improves."

Although we note other general cautionary language concerning market conditions in your filing, there is a concern that investors may interpret this statement as an indication that you expect the industry to improve beginning with fiscal year 2008 with positive impacts on your consolidated financial statements. This conclusive statement may be more balanced with an additional statement that the industry conditions that occurred during fiscal years 2006 and 2007 may continue during fiscal year 2008, which may continue to have a negative impact on your operating results, financial condition and liquidity.

Since the market conditions in the homebuilding industry in 2008 are uncertain, please consider revising your disclosure in future filings to provide a more balanced discussion of management's outlook for the homebuilding industry and the potential impacts to Meritage.

Critical Accounting Policies, page 24

2. We note that you wrote off all of your remaining goodwill during fiscal year 2007 due to the weakened homebuilding market and to incorporate the declining stock prices in your fair value models for your reporting units. You also recognized $327 million of impairments on your homes. We further note that your market capitalization as of December 31, 2007 was approximately $497 million; however, total stockholders' equity was approximately $730 million. As such, it would appear that there were material changes in the assumptions used to estimate the fair value of your reporting units and communities and there appears to be a reasonable possibility that the fair value of your real estate and other long-term assets could be impaired. Therefore, please revise your critical accounting policies for both existing and continuing communities and goodwill in future filings to provide a detailed discussion of the material changes in the assumptions used for both your reporting units and your communities. Such disclosure should include the quantification of each of the material assumptions made during each of the periods presented. Please also provide a sensitivity analysis of the material assumptions used in estimating the fair value of your existing and continuing communities. Such disclosure would appear to provide investors with a better understanding of the impact the downturn in the homebuilding industry has had on the fair value of your long-term assets and how a further downturn in the industry could further impact your long-term assets. Refer to Section 501.14 of the Financial Reporting Codification for additional guidance.

3. We note that you believe it is more likely than not that your $129.1 million of deferred tax assets will be fully realized. From your disclosure on page 27, it appears that you are primarily relying on future earnings. Given that you recognized a material loss in the most recent fiscal year and that the results for fiscal year 2008 is a material uncertainty given the current state of the homebuilding industry, please revise your disclosure in future filings to provide a more detailed explanation as to how you determined your future tax assets are more likely than not realizable. Specifically, quantify your reliance on future taxable income. If you are also relying on tax-planning strategies, please disclose their nature and any uncertainties, risks, or assumptions related to these tax-planning strategies.

Liquidity and Capital Resources, page 36

4. We note your statement that if your financial condition continues to deteriorate due to a worsening in the homebuilding industry or due to other factors, you may be challenged to meet your covenants. As such, please include a tabular presentation of your actual ratios and other actual amounts versus the minimum/maximum ratios/amounts permitted under your financial covenants for your credit facility, Senior Subordinated Notes, and Senior Notes. Such presentation will allow an investor to easily understand your current status in meeting your financial covenants. Such disclosure should only be excluded if you believe that the likelihood of default is remote. Refer to Section 501.03 of the Financial Reporting Codification for guidance.

*   *   *   *

As appropriate, please amend your filing and respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a letter on EDGAR with your amendment that keys your responses to our comments and provides any requested information. Detailed response letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Tracey Houser, Staff Accountant, at (202) 551-3736, or in her absence, John Hartz, Senior Assistant Chief Accountant, at (202) 551-3689, or me at (202) 551-3355, if you have questions regarding comments on the financial statements and related matters.

Sincerely,

Terence O'Brien
Accounting Branch Chief